United States securities and exchange commission logo





                            April 9, 2021

       Jim Purcell
       Chief Financial Officer
       ESports Technologies, Inc.
       720 South 7th Street, 3rd Floor
       Las Vegas, NV 89101

                                                        Re: ESports
Technologies, Inc.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed March 31,
2021
                                                            File No. 333-254068

       Dear Mr. Purcell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Amended Registration Statement on Form S-1

       Future Products and Services, page 36

   1. We note your response to prior comment 2. Please revise to disclose the material terms of your agreement with an
outside contractor to develop a "free to play" product for $1.5 million, including
relevant cost and performance milestones. In addition, please file the agreement as an
exhibit.
       Exhibit 5.1

   2. We note that the opinion is limited to "Chapter 78 of the Nevada Revised Statutes and the
                                                        State of New York,"
however the Representative Warrant is governed by California law.
                                                        Please revise the
opinion accordingly.
 Jim Purcell
ESports Technologies, Inc.
April 9, 2021
Page 2


General

3. Please confirm that you will specify prior to effectiveness the fixed price at which or price range within which selling shareholders will sell their shares. Refer to
Item 501(b)(3) of
      Regulation S-K.
4. We note that your platform will be designed to allow wagering sites to find other sites
      that would be willing to take a portion    of large wagers. Please
supplementally explain
      how a wagering site using your platform would    request    that another
site take a portion
      of a large position on one side of a wager. Please also tell us if and how much you would be paid to match buyers and sellers of interests in large wagers. In your response, you should address whether your proposed platform may be deemed a marketplace to sell interests in securities, such as a secondary exchange or alternative trading platform.

       You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameJim Purcell
                                                            Division of
Corporation Finance
Comapany NameESports Technologies, Inc.
                                                            Office of Trade &
Services
April 9, 2021 Page 2
cc:       Cavas Pavri
FirstName LastName